August 22, 2019

VIA EDGAR

United States Securities and Exchange Commission VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Entranet, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed February 15, 2019

File No. 333-215446

Ladies and Gentlemen:

Entranet, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) relating to the issuance by the Company of 1,471,472 of shares of common stock of the Company.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated February March 12, 2019 regarding your review the Registration Statement, which was filed with the Commission on February 15, 2019.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

General

1.	Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

We have updated our financials.

2.	It appears that you have changed your independent registered public accounting firm. Please have your new independent registered public accounting firm include a current consent. Note that we will be unable to complete a review of future amendments that do not include an updated consent from your current independent registered public accounting firm.

We have included an updated consent from our new auditor.

Selling Stockholders, page 21

3.	Disclosure on page 21 states that you are “not registering . . . 80,000 shares held by Ioannis Demelis and Christina Lykopoulou.” Additionally, the “Totals” row of your selling stockholders table indicates that this registration statement covers the resale 1,391,472 shares of common stock and appears to exclude the 80,000 shares held by Mr. Demelis and Ms. Lykopoulou. However, disclosure on your prospectus cover page and elsewhere indicates that the registration statement covers the resale of 1,471,472 shares of common stock and, thus, appears to include Mr. Demelis and Ms. Lykopoulou’s 80,000 shares. Please revise your disclosure to reconcile all discrepancies. Additionally, ensure that your legality opinion speaks to the same number of shares that are covered by this registration statement.

We have corrected the discrepancy. We have also provided an updated opinion from counsel.

Interest of Named Experts, page 36

4.	Please update this disclosure to include your new independent registered public accounting firm.

We have corrected the identity of our auditor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 64

5.	Your disclosure indicates that you had $11,787 of revenue for the year ended December 31, 2016. However, your statement of operations on page F-15 indicates that you had no revenue for this period. Please revise or advise.

We have generally updated the Management’s Discussion and Analysis for current financials and in so doing have corrected this inaccuracy.

Financial Statements

Interim Financial Statements

Notes to the Financial Statements

Note 7 – Accrued Expenses, page F-9

6.	Your disclosure indicates that you agreed to pay Mr. Eleftherios Papageorgiou a one-time issuance of 62,500 shares and that you recognized $75,000 of stock based compensation to employees during the period May 15, 2014 (inception) to December 31, 2017. However, your disclosure on page F-22 indicates that you agreed to pay Mr. Eleftherios Papageorgiou a one-time issuance of 162,500 shares and that you recognized $135,000 of stock based compensation during the period from May 15, 2014 (inception) to December 31, 2017. Please revise or advise.

We have generally updated our financial statements.

Audited Financial Statements, pages F-14 through F-17

7.	Your financial statements indicate that your balance sheets as of December 31, 2017 and 2016 and your statements of operations, stockholders' deficit, and cash flows for the years then ended are unaudited. Please revise all headings to remove this reference.

We have generally updated our financial statements and, in so doing, have corrected this typographical error.

The Company hereby acknowledges:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Entranet, Inc.

By:	/s/ Eleftherios Papageorgiou
Eleftherios Papageorgiou
Chief Executive Officer

cc: William Eilers, Esq., Counsel